UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

On May 7, 2025, Ms. Cheuk Yee Li (“Ms. Li”) resigned as the chief executive officer, chairperson of the Board of Directors (the “Board”) and director of Infobird Co., Ltd. (the “Company”), immediately effective on May 7, 2025. On the same day, Mr. Yimin Wu (“Mr. Wu”) also resigned as the director and president of the Company, immediately effective on May 7, 2025.

On May 7, 2025, Mr. Xiangyang Wen (“Mr. Wen”) was appointed as Chief Executive Officer, Chairman of the Board of Directors, President and Director of the Company, and Ms. Li was appointed as an independent non-executive director of the Company.

The biographies for Mr. Wen and Ms. Li are set forth below:

Xiangyang Wen is our Chief Executive Officer, Chairman of the Board, President and Director of the Company. Since March 2022, Mr. Wen has been serving as the chief executive officer of Dixinguangnian (Kunming) Technology Co., Ltd., a digital communications manufacturing company. From November 2022 and March 2023, Mr. Wen has served as an independent director of Infobird Co., Ltd.. From July 2019 to August 2021, Mr. Wen has served as product manager of China Minsheng Banking Corp., Ltd, a prominent Chinese bank. Mr. Wen received a Bachelor’s Degree in Japanese from Yunnan University, China.

Cheuk Yee Li has been our Independent Director since May 2025. Ms. Li previously served as the chief executive officer from November 2022 to May 2025 and the chairperson of the board of directors from March 2023 to May 2025 of Infobird Co.. Ms. Li has served as senior unit manager of Prudential Hong Kong Limited, an insurance company from September 2012 to December 2022. From November 2011 to September 2012, Ms. Li served as sales executive of Hellmann Worldwide Logistics, a logistics services company. From April 2008 to November 2011, Ms. Li served as customer services executive of Panalpina China Limited, a transportation services company. Ms. Li received a Bachelor’s Degree in Social Sciences from Open Universities of Hong Kong in December 2011. Ms. Li is currently pursuing an MBA at the University of Birmingham, which began in July 2024.

Mr. Wen has entered into an employment agreement with the Company, which is filed herewith as Exhibits 10.1, should be reviewed in its entirety for additional information. Ms. Li has entered into an independent director agreement with the Company, which is filed herewith as Exhibits 10.2, should be reviewed in its entirety for additional information.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text actual Agreements, which are attached as Exhibit 10.1 and Exhibit 10.2 to this Current Report and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Registrant and Mr. Xiangyan Wen dated May 7, 2025.
10.2	Independent Director Agreement with Ms. Cheuk Yee Li dated May 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOBIRD CO., LTD

Date: May 12, 2025	By:	/s/ Yiting Song
	Name:	Yiting Song
	Title:	Chief Financial Officer